News release…

Date: 8 November 2007
Ref:  PR572g

Rio Tinto rejects approach from BHP Billiton

Rio Tinto notes the recent announcement from BHP Billiton involving a proposed acquisition of Rio Tinto. Under this proposal each Rio Tinto share would be exchanged for three BHP Billiton shares.

The Boards of Rio Tinto have given the proposal careful consideration and concluded that it significantly undervalues Rio Tinto and its prospects. Accordingly, the Boards have unanimously rejected the proposal as not being in the best interests of shareholders.

Rio Tinto will continue to focus on the implementation of its well articulated strategy, including integrating Alcan operations.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD

Telephone 020 7930 2399  Fax 020 7930 3249

REGISTERED OFFICE: 6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

For further information, please contact:

Media Relations, London	Media Relations, Australia

Nick Cobban	Ian Head
Office: +44 (0) 20 8080 1305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645

Email: questions@riotinto.com

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

This announcement is being made without the agreement or approval of BHP Billiton. A further announcement will be made as and when appropriate. There can be no certainty that any offer will be made nor as to the terms on which any offer may be made.

Dealing Disclosure requirements

Under the provisions of Rule 8.3 of the United Kingdom’s Code on Takeovers and Mergers (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Rio Tinto (the “Company”), all “dealings” in any “relevant securities” of the Company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends.  If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of the Company, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of BHP Billiton or of the Company by BHP Billiton or the Company, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.